AOS, Inc.

FINANCIAL STATEMENT
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

12/31/2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66163

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AOS, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

311 South Wacker Drive, Suite 1775

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Wallace	(224) 258-8306	rwallace@tradingblock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP

(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Il	60604
(Address)	(City)	(State)	(Zip Code)

March 24,2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Wallace   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AOS, Inc   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS: Public Information



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AOS, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AOS, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AOS, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AOS, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as AOS, Inc.'s auditor since 2020.
Chicago, Illinois
March 31, 2026

AOS, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2025

Assets

Cash	$	4,845,920
Securities Owned at Fair Value		1,117,794
Cash Deposits with Clearing Organizations		1,424,789
Receivables from Executing Brokers		778,449
Commissions & Exchange Rebates Receivable		660,852
Other Receivables		292,533
Other Assets		138,121
Operating Lease Right of Use		399,224
Total Assets	$	**9,657,682**

Liabilities and Shareholder's Equity

Liabilities

Commissions Payable	323,832
Accounts Payable	3,511,302
Operating Lease	452,226
Total Liabilities	4,287,360

Shareholder's Equity

Common stock, $0.01 par value per share	20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding	
Paid-in-Capital	2,909,075
Retained earnings	2,461,227
Total Shareholder's Equity	5,370,322
Total Liabilities and Shareholder's Equity	$ 9,657,682

See accompanying notes to financial statements.

AOS, Inc.
NOTES TO FINANCIAL STATEMENT
December 31, 2025

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly-owned by Cambria Holdings, Inc. ("Parent Company"). The Company does business as "TradingBlock", "MoneyBlock" and "MyIPO".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with APEX Clearing Corporation and with RQD* Clearing, LLC. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement is in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in this financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require business entities to recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for said services. This amendment has been effective since December 15, 2017. The amendment to Topic 606 has had no impact to the Company's financial statement, as AOS, Inc. has always upheld this standard, since the inception of AOS, Inc as a broker-dealer.

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of December 31, 2025, related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents.

Receivables from Executing Brokers

The accrued balance due from executing brokers is for trading commissions and exchange rebates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2025, the Company's net capital was $4,939,668, which exceeded the requirement by $4,653,844.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per branch including the main office. On December 31, 2025, the Company's net capital of $4,939,668 exceeded the required net capital under the CFTC's minimum capital requirements by $4,894,668. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2028. The future minimum annual commitments, as of December 31, 2025, under the lease are as follows:

Year	
2026	$146,117
2027	$149,770
2028	$140,429
Total	$436,316

In connection with the FASB standard 842 regarding leases, effective January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statement using a modified retrospective transition approach. As of December 31, 2025, the Company has recorded a right to use asset in the amount of $399,224, which is offset by a liability in the amount of $452,226 for its Chicago lease. Amounts disclosed for lease assets and liabilities are computed using a discount rate of 6%. As of December 31, 2025, the remaining future minimum annual commitments were $15,910 less than the operating lease liability of $452,226, and the weighted average life remaining on the lease was approximately 2.9 years.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. The cash in the bank as of December 31, 2025 was $4,845,920, which exceeded federally issued limits by $4,595,920.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer

is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

The Company maintains an Exclusive Benefit of Customers account for potential future use. The account has not been used for the past nine years. The current balance is $1,000.

The Company has a high concentration of its equity (60%) on deposit with and receivables from its clearing brokers Apex and RQD. The Company believes there is no significant risk in these arrangements.

5. Income taxes

The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties on December 31, 2025. There were no material uncertain tax positions at December 31, 2025.

The Company has available unused federal operating loss carryforwards that may be applied against future taxable income. The Company had available on December 31, 2025, approximately $2,715,549 that may be applied against future taxable income. This amount has been fully reserved as realization is not assured. The amount of federal operating loss available for use each year is limited under Section 382 of the Internal Revenue Code. The federal loss carryforwards expire in 2029 through 2036.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions for the current and prior three years.

At December 31, 2025 the Company had a tax liability of $28,199 due to the Parent Company, which is included in Accounts Payable on the Statement of Financial Condition.

6. FASB ASC 820

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation technique applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of fair value hierarchy.

As of December 31, 2025, the Company held U.S. Government Securities with a fair value of $1,117,794, which are Level 1 investments. As of December 31, 2025, the Company held no Level 2 or Level 3 assets or liabilities

7. Employee Benefits

The Company has established a salary reduction 401K plan for qualified employees. In the future the Company may elect to match the percentage of employee contributions up to a defined maximum. At present there is no company match.

8. Commitments and Contingencies

The Company may become subject to various legal proceedings in the ordinary course of business, including civil claims, litigation, regulatory issues (see note 12), and arbitration matters.

Additionally, in the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum claim exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various securities transactions with its executing brokers. Off -balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual agreements. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Since the Company does not clear its own securities transactions, it has established accounts with its clearing brokers for this purpose. This can result in a concentration of credit risk with the firm. Such risk, however, is mitigated by the clearing brokers' obligations to comply with rules and regulations of the SEC and FINRA.

10. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying value related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective on December 31, 2025 or during the year then ended, except as described in note 9 above.

11. Reportable Segment

Under FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. Regulatory matters

As a registered broker-dealer and introducing broker, the Company is subject to oversight and periodic examinations by FINRA, the U.S. Securities and Exchange Commission ("SEC"), the National Futures Association ("NFA") and applicable state securities regulators. Changes in laws, regulations, interpretive guidance, and enforcement priorities may materially impact the Firm's compliance obligations and business practices.

As of December 31, 2025, FINRA has been conducting an ongoing exam related to the Company's trade surveillance systems and its Written Supervisory Procedures pertaining to cashiering surveillance. To mitigate further legal expense, the Company and FINRA have verbally agreed to settle the matter. While the settlement has not been finalized and the amount is subject to change, the Company recorded a year-end charge of $225,000 on its books, which is included in Accounts Payable on the Statement of Financial Condition.

13. Subsequent Events

This financial statement was approved by management and available for issuance on March 31, 2026. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments, except the following:

On January 2, 2026, Nant Global Finance, Inc. ("NGF") initiated a two-step acquisition of Cambria Holdings, Inc. ("Cambria"), the parent company of AOS. On this date, NGF acquired a 24% stake in Cambria through a share exchange with Cambria's shareholders. The second step is contingent on approval of a Continuing Membership Application ("CMA") by

FINRA. Upon FINRA's approval of the CMA, Cambria's shareholders will exchange their remaining 76% ownership for NGF shares. This will result in NGF obtaining 100% ownership of Cambria and AOS.